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                                                                     Exhibit 3.1

                                                              Filed #C15637-2003
                                                              Filed June 27,2003
                                In the Office of Dean Heller, Secretary of State

                            ARTICLES OF INCORPORATION
                                       OF
                               SIONIX CORPORATION



ARTICLE 1. COMPANY NAME

        Section 1.1 The name of the Corporation is:

                               Sionix Corporation

ARTICLE 2. PRINCIPAL OFFICE & REGISTERED AGENT

        Section 2.1 The resident agent and registered office located within the State of Nevada is:

                       GKL Resident Agents/Filings, Inc.,
                       1000 East William Street, Suite 204
                              Carson City, NV 89701

ARTICLE 3. BOARD OF DIRECTORS

        Section 3.1. NUMBER. The initial Board of Directors shall consist of five members. The number of directors may, at any time or times, be increased or decreased in such manner as shall be provided in the bylaws of the Corporation.

        Section 3.2 INITIAL DIRECTORS. The names and addresses of the initial members of the Board of Directors are:


       James J. Houtz                       Robert McCray                      Joan Horowitz
       9272 Jeronimo, Suite 108             9272 Jeronimo, Suite 108           9272 Jeronimo, Suite 108
       Irvine, CA 92618                     Irvine, CA  92618                  Irvine, CA  92618

       Rodney Anderson                      Dr. Joseph Katz
       9272 Jeronimo, Suite 108             9272 Jeronimo, Suite 108
       Irvine, CA  92618                    Irvine, CA  92618


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ARTICLE 4. CAPITAL STOCK

        Section 4.1 COMMON STOCK. The Corporation shall have the authority to issue One Hundred Fifty Million (150,000,000) shares of Common Stock, par value $0.001 per share.

ARTICLE 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Section 5.1 INDEMNITY OBLIGATION. The Corporation shall indemnify its directors, officers, employee, fiduciaries and agents to the fullest extent permitted under the Nevada Revised Statutes.

        Section 5.2 CONTRACT RIGHT. Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liabilities and losses (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The right of indemnification shall be a contract right that may be enforced in any manner desired by such person. The right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any By-Law, agreement, vote of shareholders, provision of law or otherwise, as well as their rights under this Article.

        Section 5.3 INSURANCE. Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the laws of the State of Nevada and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation as a director of officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

          Section 5.4 PAYMENT OF EXPENSES. In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation, must be paid, by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.

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         Section 5.5 LIMITATION ON LIABILITY. The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes. If the Nevada Revised Statutes are amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended from time to time.

ARTICLE 6. EXCULPATION

        No director or officer is individually liable to the Corporation or its shareholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

ARTICLE 7. REPEAL OR MODIFICATION

         Any repeal or modification of Articles 5 or 6 above approved by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any indemnity rights or limitations on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification.

ARTICLE 8. INCORPORATOR

         The name and address of the Incorporator of the Corporation is James J. Houtz, 9272 Jeronimo, Suite 108, Irvine, CA 92618.

        IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of June, 2003, hereby declaring and certifying that the facts stated hereinabove are true.

                                            /S/ JAMES J. HOUTZ
                                            ------------------
                                            James J. Houtz, Incorporator



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